

Mail Stop 4720

June 17, 2016

Mr. Scott Sanborn
Acting Chief Executive Officer and President
LendingClub Corporation
71 Stevenson Street, Suite 300
San Francisco, CA 94105

> **Re: LendingClub Corporation**
> **Form 8-K filed June 12, 2015**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Form 8-K filed March 2, 2016**
> **Form 8-K filed May 9, 2016**
> **Form 10-Q for Quarterly Period Ended March 31, 2016**
> **File No. 001-36771**

Dear Mr. Sanborn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed June 12, 2015

1. In future filings reporting the results of the frequency vote contemplated by Exchange Act Rule 14(a)-21, please disclose the conclusion of your board of directors regarding the frequency with which advisory votes on executive compensation should be held, as required by Item 5.07(d) of Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 1. Business

Investors - Certificates and Investment Funds, page 7

2. In future filings, please explain when certificate holders pay an asset-based management fee and when they pay a servicing fee. To the extent appropriate, please discuss any significant trends in this regard and the expected impact on financial results.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

3. In future filings, please provide an analysis of your loan portfolio. Such analysis should include the information below, presented in a tabular format, as well as a qualitative analysis identifying the underlying reasons of each significant trend noted:

- Originations for each period presented by loan product (e.g. standard program personal loans, custom program personal loans, education loans, patient finance loans, small business loans, small business lines of credit, etc.);

- Fair value and unpaid principal balance at each period end presented by loan product;

- Average transaction fee for each loan product for each period presented;

- Charge-off percentage for each loan product for each period presented; and

- Delinquency percentage at each period end presented by loan product.

4. We note your disclosure on page 3 that the capital to invest in loans funded through your marketplace comes directly from a wide range of investor channels, including retail investors, high-net-worth individuals and family offices, banks and financial companies, insurance companies, hedge funds, foundations, pension plans and university endowments, as well as through a variety of other investment channels. In future filings, please disclose in Management's Discussion and Analysis of Financial Condition and Results of Operations, in a tabular format, the amount and/or percentage of capital invested in loans by each material investor channel.

5. We note your disclosure on page 6 that "investors are confident transacting on our marketplace, as evidenced by high reinvestment rates." In future filings, please disclose in Management's Discussion and Analysis of Financial Condition and Results of Operations the re-investment rates for each period presented.

6. We note your disclosure on page 22 that a relatively small number of investors account for a large dollar amount of investments in loans funded through your marketplace. In future filings, please disclose in Management's Discussion and Analysis of Financial

Condition and Results of Operations the amount and/or percentage of investments in loans funded through your marketplace by the largest investors, individually and together as a group, for each of your investor channels. In addition, please discuss any material risks associated with investor concentration.

Key Operating and Financial Metrics

Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, page 47

7. We note your non-GAAP measures (i.e., contribution, contribution margin, adjusted EBITDA and adjusted EBITDA margin) precede the most directly comparable GAAP measure (i.e., net income (loss)) in the table of key operating and financial metrics on page 48 of your Form 10-K as well as in your earnings release filed on May 9, 2016. Please tell us how you expect the Division's guidance on non-GAAP financial measures in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your presentation of these measures in future filings.

8. We note your disclosure that the non-GAAP financial measures, Contribution and Contribution margin, exclude net interest (income) expense, engineering and product development expenses, and other general and administrative expenses. Please tell us how you expect the Division's guidance on non-GAAP financial measures in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your approach to such exclusions in future filings.

9. We note your disclosure on page 48 that you believe your non-GAAP financial measures help identify trends in your core business results and allow for greater transparency with respect to key metrics used by management in its decision making. You disclose that management uses contribution and contribution margin as measures of product profitability to understand and evaluate your core operating performance and trends and that management uses adjusted EBITDA to understand and evaluate your core operating performance and trends. In future filings, please explain more clearly why you believe each of your non-GAAP financial measures provides useful information to your shareholders regarding your financial condition and/or results of operations.

Consolidation of Variable Interest Entities, page 72

10. Please tell us how you determined that your relationships with certain unconsolidated private investment funds did not trigger disclosure pursuant to Item 303(a)(4) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Financial Statements of LendingClub Corporation

Note 2. Summary of Significant Accounting Policies – Loans, Notes and Certificates at Fair Value, page 86

11. We note you place loans on non-accrual status at 120 days past due. Please tell us if you have the same non-accrual policy for each material loan product. If you have different policies, in future filings please disclose them.

12. In future filings, please disclose your charge-off policy for each material loan product.

Form 8-K filed March 2, 2016

13. Please file Exhibits 10.1 and 10.2 in their entirety. We note, for example, that Exhibit A has been omitted from Exhibit 10.1 and Exhibits A – G and Exhibit I have been omitted from Exhibit 10.2.

Definitive Proxy Statement on Schedule 14A filed April 26, 2016

Related Party Transactions, page 31

14. You disclose that several of your executive officers and directors (including their immediate family members) have made deposits and withdrawals to their investor accounts and purchased loans, notes and certificates. In future filings, please provide all of the information required by Item 404 of Regulation S-K for such transactions, including, without limitation, identification of the names of the related persons participating in such transactions and the approximate dollar value of each related person's deposits and withdrawals to its investor account .

Form 8-K filed May 9, 2016

15. We note your disclosure reconciling adjusted net income and earnings per share in Exhibit 99.1. In future filings, please describe the nature of "acquisition and related expenses" that you back out to calculate adjusted net income.

16. In future filings, please describe the "other dilutive equity awards" adjustment to calculate Non-GAAP diluted shares.

Form 10-Q for Quarterly Period Ended March 31, 2016

Board Review, page 34

17. We note Mr. Morris has assumed the newly-created role of Executive Chairman. Please tell us the nature and responsibilities of this role, including how it differs from the Chairman role that your former CEO held, and provide such information in future filings.

Effectiveness of Scoring Models, page 35

18. In future filings, please describe the role that your issuing banks (e.g., WebBank) and their underwriting standards play in the origination of loans facilitated by your marketplace. In doing so, please specifically address whether loan applications are evaluated against and must comply with the underwriting standards of the originating banks.

Liquidity, page 51

19. Please tell us the basis for your expectation that your existing sources of liquidity will be sufficient to meet your liquidity needs for the next 12 months. In doing so, please address the impacts, if any, of the investor pauses that you mention in your report (see, e.g., page 39) and the extent to which you are using and anticipate continuing to have to use your own balance sheet for loans facilitated by your marketplace. Please include such information in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant (202) 551-3697 or Michael Volley at (202) 551-3437 if you have any questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services